

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2014

Via E-mail
Robert Walter Frei
Chief Executive Officer
Gala Global Inc.
2780 South Jones Blvd. #3725
Las Vegas, NV 89146

> **Re:** **Gala Global Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2013**
> **Filed April 18, 2014**
> **File No. 333-172744**

Dear Mr. Frei:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining